EXHIBIT 21

SUBSIDIARIES OF THE REGISTRANT

The following is a list of all subsidiaries of Premier Financial Bancorp, Inc. as of December 31, 2011 and their state of incorporation.

Subsidiary	Jurisdiction of Incorporation
Citizens Deposit Bank and Trust, Inc.	Kentucky
Farmers - Deposit Bank, Eminence, Kentucky	Kentucky
Ohio River Bank	Ohio
Premier Bank, Inc.	West Virginia